SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940
BLACKROCK BALANCED CAPITAL FUND, INC.
Exact Name of Registrant

NOTIFICATION OF ELECTION
     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the Township of Plainsboro and the State of New Jersey on the 28th day of January 2009.

BLACKROCK BALANCED CAPITAL FUND, INC. (Name of Registrant)
By:	/s/ Donald C. Burke
	Name:	Donald C. Burke
	Title:	President and Chief Executive Officer

Attest: /s/ Denis R. Molleur
           Name: Denis R. Molleur
           Title: Assistant Secretary

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